Filed pursuant to Rule 424(b)(3)

File No. 333-224557

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED March 19, 2021

TO THE PROSPECTUS DATED April 22, 2020

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 22, 2020, Supplement No. 1 dated May 4, 2020, Supplement No. 2 dated May 20, 2020, Supplement No. 3 dated August 14, 2020, and Supplement No. 4 dated November 13, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	an update to the “Risk Factors” section of our prospectus;
●	an update to the “Business” section of our prospectus;
●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2020; and
●	our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our second follow-on offering of Notes (our “Current Offering”), on March 22, 2019. As of March 18, 2021, we have issued approximately $18.8 million of Notes in our Current Offering. As of March 18, 2021, approximately $51.2 million of Notes remain available for sale to the public under our Current Offering. On November 5, 2020, our board of managers approved an extension of the Current Offering to March 22, 2022. Therefore, the Current Offering will not last beyond March 22, 2022, unless further extended as permitted under applicable law. We also reserve the right to terminate the Current Offering at any time.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes.

Update to “Risk Factors”

The first risk factor on page 16 of the prospectus is hereby replaced with the following:

We face risks related to an epidemic, pandemic, or other health crisis, such as the recent outbreak of the novel coronavirus (COVID-19), which could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

We face risks related to an epidemic, pandemic, or other health crisis. COVID-19 has spread globally and the outbreak has caused significant disruptions to the economy. We have been impacted and continue to face risks related to COVID-19, which has caused disruptions to the economy and in all of the markets in which we lend. Our operating results depend significantly on the homebuilding industry. The outbreak has caused weakness in national, regional, and local economies, and has decreased the demand for sales of homes in some areas. It may cause additional decreases in demand for the sales of homes in those areas and others in the future, which could negatively affect our homebuilding customers and their ability to repay our loans. In such event, our business, financial condition, liquidity, results of operations, and prospects could be adversely impacted, including our ability to repay our Notes. The ultimate extent of the impact of the COVID-19 outbreak on our business, financial condition, liquidity, results of operations, and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 outbreak and the actions to contain or treat its impact, among others. As we emerge from the pandemic, housing trends may shift away from some of today’s stronger markets and back towards other, currently suffering, markets.

As a result of the potential impact of COVID-19, we suspended originations of new loans as of March 20, 2020 in order to maintain our liquidity and based on our expectation that home values would likely decrease in the near future. We initially told all of our borrowers that we would fund all loans where the underlying home was already under construction, and advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower had not yet begun construction of the underlying home, we initially told them that we would not fund construction and they should therefore not start construction.

On May 7, 2020, we made the decision to reopen lending under normal, pre-COVID-19 terms for a limited group of certain of its customers. In addition, the decision was made to allow rehab loans to builders at terms that are less conservative than those established in April 2020 but more conservative than terms prior to the arrival of COVID-19. At that point, we were offering normal terms to approximately 40% of its customers, and restricted terms to approximately 60% of our customers. In the second half of 2020, we slowly increased the percentage of customers with normal terms to near 100% by the end of the year. We averaged $2,233,000 in new loan originations in the first five months of 2020, but under the adjusted terms we averaged $6,056,000 of loan originations in June through December 2020. The fees from these originations are typically recognized over 12 months. New loan fees from these seven months before deferred loan origination costs were $1,849,000, which we will recognize over 12 months. We attribute this increase in volume to many of our larger nonbank competitors going out of business or leaving the lending business. In the second and third quarters, all builders who we told not to build on lots we had closed on in the first quarter were allowed to build the homes. All but five of those homes has started construction, and many are finished and paid off.

Due to the continued cases of the COVID-19 pandemic, there are still economic uncertainties that could negatively impact net income (loss). Other financial impacts could occur though such potential impact is unknown at this time.

The second risk factor on page 17 of the prospectus is hereby replaced with the following:

Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, who is concentrated in the Pittsburgh, Pennsylvania market, for a significant portion of our revenues and a portion of our capital. Our second largest customer is in the Orlando, Florida market and is also a significant portion of our portfolio.

As of December 31, 2020, 29% of our outstanding loan commitments consisted of loans made to Benjamin Marcus Homes, LLC and Investor’s Mark Acquisitions, LLC, both of which are owned by Mark Hoskins (collectively all three parties are referred to herein as the “Hoskins Group”). We refer to the loans to the Hoskins Group as the “Pennsylvania Loans.” The Hoskins Group is concentrated in the Pittsburgh, Pennsylvania market. The Hoskins Group also has a preferred equity interest in us, and in January 2021 we invested approximately $500,000 in Series A Preferred Units in Benjamin Marcus Homes, LLC. Therefore, currently, we are reliant upon a single developer and homebuilder who is concentrated in a single city, for a significant portion of our revenues and a portion of our capital. Any event of bankruptcy, insolvency, or general downturn in the business of this developer and homebuilder or in the Pittsburgh housing market generally will have a substantial adverse financial impact on our business and our ability to pay back your investment in the Notes in the long term. Adverse conditions affecting the local housing market could include, but are not limited to, declines in new housing starts, declines in new home prices, declines in new home sales, increases in the supply of available building lots or built homes available for sale, increases in unemployment, and unfavorable demographic changes. One of our independent managers, Gregory L. Sheldon, also serves an advisor to the Hoskins Group and, consequently, Mr. Sheldon may face conflicts of interest in the advice that he provides to us and the Hoskins Group, including if any such adverse condition were to materialize.

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Also, as of December 31, 2020, 12.1% of our outstanding loan commitments consisted of loans made to a customer in Orlando, Florida.

The first risk factor on page 22 of the prospectus is hereby replaced with the following:

If a large number of our current and prospective borrowers are unable to repay their loans within a normal average number of months, we will experience a significant reduction in our income and liquidity, and may not be able to repay the Notes as they become due. Due to the impact from COVID-19, some of our borrowers have been unable to repay their loans within a normal average number of months and it is possible that additional borrowers may also be unable to repay their loans within a normal average number of months.

Construction loans that we extend are expected to be repaid in a normal average number of months, typically nine months, depending on the size of the loan. Development loans are expected to last for many years. We have interest paid on a monthly basis, but also charge a fee which will be earned over the life of the loan. If these loans are repaid over a longer period of time, the amount of income that we receive on these loans expressed as a percentage of the outstanding loan amount will be reduced, and fewer loans with new fees will be able to be made, since the cash will not be available. This will reduce our income as a percentage of the Notes. As of the date of this supplement, some of our borrowers have been unable to repay their loans within a normal average number of months due to the financial impact from the COVID-19 virus. It is possible that additional borrowers may also be unable to repay their loans within a normal average number of months. If this percentage is significantly reduced it could impair our ability to pay principal and interest on the Notes.

The last risk factor on page 25 of the prospectus is hereby replaced with the following:

We depend on the availability of significant sources of credit to meet our liquidity needs and our failure to maintain these sources of credit could materially and adversely affect our liquidity in the future.

We plan to maintain our loan purchase and sale agreements and our lines of credit from affiliates so that we may draw funds when necessary to meet our obligation to redeem maturing Notes, pay interest on the Notes, meet our commitments to lend money to our customers, and for other general corporate purposes. Certain features of the loan purchase and sale agreements with third parties have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. If we fail to maintain liquidity through our loan purchase and sale agreements and lines of credit for any reason, including a potential negative impact to the credit markets as a result of an outbreak of a communicable illness such as COVID-19, we will be more dependent on the proceeds from the Notes for our continued liquidity. If the sale of the Notes is significantly reduced or delayed for any reason and we fail to obtain or renew a line of credit, or we default on any of our lines of credit, then our ability to meet our obligations, including our Note obligations, could be materially adversely affected, and we may not have enough cash to pay back Note holders’ investments.

In addition, the borrowing capacity on two of our lines of credit is based on the amount outstanding on the underlying collateral loans. Because we made the decision in May 2020 to reopen lending under normal, pre-COVID-19 terms for only a limited group of certain of our customers, we may not be able to replace the underlying collateral loans with new loans and, in such a situation, the borrowing capacity on those lines of credit would be reduced. Also, the failure to maintain an active line of credit (and therefore using cash for liquidity instead of a borrowing line) will reduce our earnings, because we will be paying interest on the Notes, while we are holding cash instead of reducing our borrowings.

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The last risk factor on page 26 of the prospectus is hereby replaced with the following:

We have a significant amount of debt and expect to incur a significant amount of additional debt in the future, including issuance of the Notes, which will subject us to increased risk of loss. Our present and future senior debt may make it difficult to repay the Notes.

We have a significant amount of debt and expect to incur a significant amount of additional debt in the future. As of December 31, 2020, we have approximately $49,937,000 of debt, net of deferred financing costs. Our primary sources of debt include our lines of credit, loan purchase and sale agreements, and the Notes. As of December 31, 2020, we have a total outstanding balance of $12,170,000 on our lines of credit and approximately $9,817,000 on our loan purchase and sale agreements. We also have the capacity to sell portions of many loans under the terms of our loan purchase and sale agreements. The loan purchase and sale agreements and other secured debt are with third parties and all but one of the lines of credit are collateralized by loans that we have issued to builders. The Notes are subordinate and junior in priority to any and all of our senior debt and senior subordinated debt, and equal to any and all non-senior debt, including other Notes. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we may incur. As of December 31, 2020, we had approximately $6,114,000 in Notes coming due by April 2021, and we cannot be certain whether we will be able to fund those Notes upon maturity. Upon the maturity of our senior debt, by lapse of time, acceleration or otherwise, the holders of our senior debt have first right to receive payment, in full, prior to any payments being made to a Note holder or to other non-senior debt. Therefore, upon such maturity of our senior debt, Note holders would only be repaid in full if the senior debt is satisfied first and, following satisfaction of the senior debt, if there is an amount sufficient to fully satisfy all amounts owed under the Notes and any other non-senior debt.

In addition, we expect to incur a significant amount of additional debt in the future, including issuance of the Notes, borrowing under credit facilities, and other arrangements. The Notes will be subordinated in right of payment to all secured debt, including the Wallach Affiliate LOCs, the Myrick LOC, the loan purchase and sale agreements, the senior subordinated notes discussed in the prior paragraph, and the line of credit discussed in the prior paragraph. Therefore, in the event of a default on the secured debt, affiliates of our Company, including Mr. Wallach, have the right to receive payment ahead of Note holders, as do other secured debt holders, such as the loan purchasers under the loan purchase and sale agreements. Accordingly, our business is subject to increased risk of a total loss of a Noteholder’s investment if we are unable to repay all of our secured debt.

Update to “Business”

The following hereby replaces the “Business — Debt Summary and Sources of Liquidity — Paycheck Protection Program Loan” subsection of the prospectus:

Paycheck Protection Program Loan

On February 5, 2021, we entered into an agreement to borrow approximately $362,000 from LCA Bank Corporation pursuant to the Paycheck Protection Program (“PPP”), originally created under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, and extended to “second draw” PPP loans as described below. The PPP is intended to provide loans to qualified businesses to cover payroll and certain other identified costs. Funds from the loan may only be used for certain purposes, including payroll, benefits, rent, and utilities. All or a portion of the loan may be forgivable, as provided by the terms of the PPP. The loan has an interest rate of 1.0% per annum and a term of 60 months. Payments will be deferred in accordance with the CARES Act, as modified by the Paycheck Protection Program Flexibility Act of 2020; however, interest will accrue during the deferral period. If the loan is not forgiven in accordance with the terms of the program, we will be obligated to make monthly payments of principal and interest to repay the loan in full prior to maturity. The loan is evidenced by a promissory note, which contains customary events of default relating to, among other things, payment defaults and breaches of representations. We may prepay the loan at any time prior to maturity with no prepayment penalties.

As previously disclosed, in May 2020, we received a first draw PPP loan in the amount of approximately $362,000. In November 2020, the full principal amount of the first draw PPP loan and the accrued interest were forgiven by the U.S. Small Business Administration (the “SBA”). In December 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act was signed into law, extending the SBA’s authority to guarantee second draw PPP loans through March 31, 2021.

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The following is hereby added as a new subsection in the “Business — Debt Summary and Sources of Liquidity — Lines of Credit” section of the prospectus:

Loan Extended by Community Bank

During June 2020, we entered into a business loan agreement (the “Community Bank Loan”) with Community Bank. Pursuant to the Community Bank Loan, Community Bank provides us with a loan not to exceed a principal amount of $362,000. The Community Bank Loan is secured by certain of our foreclosed assets and carries an annual interest rate of 3.8% based on a year of 360 days. The Community Bank Loan is due in July 2025. As of December 31, 2020, we owed an outstanding principal balance of $362,000 pursuant to the Community Bank Loan.

The Community Bank Loan requires monthly payments of interest only until July 2023, with principal payments then becoming due monthly. The unpaid principal amounts advanced on the Community Bank Loan bear interest for each day until due at a fixed rate per annum (computed on the basis of a year of 360 days for actual days elapsed) for each day at 3.8%. We may, at our option, choose to prepay the principal, interest, or other amounts due from us under the Community Bank Loan in whole or in part at any time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our limited liability company agreement.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of lots and undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

Economic and Industry Dynamics

The Company has been impacted by and continues to face risks related to COVID-19, which has caused disruptions to the economy and in all of the markets in which the Company lends. The Company’s operating results depend significantly on the homebuilding industry.

As of June 30, 2020, the Company had 46 loans at a gross loans receivable balance of $12,993 of impaired loans primarily due to COVID-19. In addition, we recognized $1,492 in loan loss expense and $91 in impairment loss of foreclosed assets during the quarter ended June 30, 2020.

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As of December 31, 2020, the Company’s number of impaired loans reduced by 17 loans to 29 compared to the 46 impaired loans as of June 30, 2020. As of December 31, 2020, the 29 impaired gross loans receivable balance was $11,816 which was primarily due to COVID-19. In addition, we recognized $1,533 in loan loss expense, $91 in impairment loss of foreclosed assets and $469 in direct write-offs of interest income during the year ended December 31, 2020 due primarily to the COVID-19 pandemic.

The Company continues to lose interest income on assets that do not accrue interest. During the year ended December 31, 2020 the estimated loss on interest income related to impaired and foreclosed assets was $1,150. Looking ahead, we expect this to decrease in the first half of 2021.

Finally, the impact of COVID-19 and prior to COVID-19 is the lack of loan originations which impacts our earnings through the loss of fee income. Loan originations and fee income for the first five months of 2020 and 2019 was $11,166 and $886 and $30,605 and $1,411, respectively. For the last seven months of 2020, loan originations increased to $42,390 compared to $28,165 for the same period of 2019. We anticipate this rate of increase to continue through 2021.

Response to COVID-19

As a result of the potential impact of COVID-19, we suspended originations of new loans as of March 20, 2020 in order to maintain our liquidity and based on our expectation that home values would likely decrease in the near future. We initially told all of our borrowers that we will fund all loans where the underlying home is already under construction, and advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower has not yet begun construction of the underlying home, we initially told them that we would not fund construction and they should therefore not start construction.

During April 2020, as the Company continued to monitor market conditions overall and in the specific markets in which the Company lends, the Company observed that some markets had little to no impact from a housing perspective as a result of COVID-19; however, the Company’s borrowers in Pennsylvania and Michigan were significantly impacted due to the government shutting down home construction completely, and customers in Florida were significantly impacted by the changes in lending rules for end users and the high levels of unemployment caused by COVID-19. The Company made the decision to fund new loans to borrowers in stronger markets for the purpose of developing presold homes, which loans have reduced loan-to-value ratios. In addition, the Company continued to monitor funding spec loans in some markets on a case-by-case basis for loans with reduced loan-to-value ratios. In addition, the Company stopped recognizing interest on loans issued to customers impacted by COVID-19 and is expected to continue until those loans are paid off.

On May 7, 2020, the Company made the decision to reopen lending under normal, pre-COVID-19 terms for a limited group of certain of its customers. In addition, the decision was made to allow rehab loans to builders at terms that are less conservative than those established in April 2020 but more conservative than terms prior to the arrival of COVID-19. At that point, the Company was offering normal terms to approximately 40% of its customers, and restricted terms to approximately 60% of its customers. In the second half of 2020, the Company slowly increased the percentage of customers with normal terms to near 100% by the end of the year. The Company averaged $2,233 in new loan originations in the first five months of 2020, but under the adjusted terms the Company averaged $6,056 of loan originations in June through December 2020. The fees from these originations are typically recognized over 12 months. New loan fees from these seven months before deferred loan origination costs were $1,849, which we will recognize over 12 months. The Company attributes this increase in volume to many of its larger nonbank competitors going out of business or leaving the lending business. In the second and third quarters, all builders who we told not to build on lots we had closed on in the first quarter were allowed to build the homes. All but five of those homes has started construction, and many are finished and paid off.

We are continuously monitoring the markets, builders, and the COVID-19 situation for the remaining loans which we have not yet released for construction. Management anticipates revisiting these lending parameters during 2021 as the COVID-19 situation continues to develop. However, due to the continued cases of the COVID-19 pandemic, there are still economic uncertainties that could negatively impact net income (loss). Other financial impacts could occur though such potential impact is unknown at this time.

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Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and helping the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.
Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2020 and 2019, 29% and 25% of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2020, our next two largest customers make up 12% and 6% of our loan commitments, with loans in Orlando, Florida and Cape Coral, Florida, respectively. As of December 31, 2019, our next two largest customers made up 15% and 3% of our loan commitments, with loans in Sarasota, Florida and Savannah, Georgia, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while continuing to focus on our residential homebuilder customers.
Not having funds available to us to service the commitments we have

As of December 31, 2020, our typical construction loan had about 68% of its loan amount outstanding on average. That means that on average, about 32% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2020, unfunded commitments totaled $19,495, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interest on our loans; or

● draw down on our lines of credit from our affiliates.

Nonpayment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some nonpayment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.
Nonperforming assets	As of December 31, 2020, nonperforming assets were approximately $14,568 (defined as impaired loans and/or loans on nonaccrual plus foreclosed assets net of reserves).

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Opportunities

The Company anticipates an increase in profit in 2021 compared to 2020. To achieve these increases in profits, the Company is focused on the following four things:

1.	First, the Company is focused on reducing the number of assets currently not paying interest. Due primarily to the impact of COVID-19, the Company transferred 31 loans with a total loan receivable, net balance of $8,687 as of June 30, 2020 for one of our largest borrowers into a non-performing asset. As of December 31, 2020, the total loans for this certain borrower classified as impaired assets decreased by 15 to 16 with a total loan receivable, net balance of $6,906. The Company’s reduction of non-performing assets are expected to be achieved by a combination of the selling of foreclosed assets and the payoff of nonperforming loans;

2.	Second, the Company is focused on continuing the higher level of new loan originations that the Company did not realize during the first five months of 2020. Average originations during the first five months and last seven months ended December 31, 2020 was $2,233 and $6,056, respectively;

3.	Third, the Company seeks to have the cash to fund new originations through new financing and the potential reduction of nonperforming assets;

4.	Fourth, lowering the Company’s cost of funds.

We anticipate that the housing market in most of the areas in which we do business will be strong despite the impact of COVID-19. We also anticipate that the losses we incurred in principal related to COVID-19 will not continue, and that the lack of interest due to nonperforming assets from COVID-19 will decrease significantly over the course of the first half of 2021.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Future losses on current loans are estimated in our financial statements. This estimate is important because it is on our largest asset (loans receivable). It is impossible to know what these losses will be, as the condition of the market cannot be determined, and specific situations with each loan are unpredictable and change constantly. Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the number of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets as a reduction to Loans receivable, net and is detailed in the notes to our financial statements, requires us to compile relevant data for use in a systematic approach to assess and estimate the number of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

We establish a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

We individually analyze for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

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For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months if construction is greater than 90% complete. If construction is less than 90% complete the Company uses the latest appraisal on file. Certain times the Company may choose to use a broker’s opinions of value (“BOV”) as a replacement for an appraisal if deemed more efficient by management. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, use currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision. Specifically, relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

December 31, 2020 Loan Loss Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 35%*	$–
Decreasing fair value of the real estate collateral by 35%**	$4,156

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

** If the loans were nonperforming, assuming a book amount of the loans outstanding of $46,405, and the fair value of the real estate collateral on all outstanding loans was reduced by 35%.

Foreclosed Assets

Foreclosed assets, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of impairment to capture when a loan is converted to a foreclosed asset, the impairment when the value of an asset drops below the carrying amount, and any loss or gain upon final disposition of the asset. The calculation of the impairment, which appears on our consolidated balance sheets as a reduction in the asset, requires us to compile relevant data for use in a systematic approach to assess and estimate the value of the asset and therefore any required impairment thereof. We use the policy summarized as follows:

For properties which exist in the condition in which we intend to sell them, we obtain an appraisal of the assets current value. We reduce the appraised value by 10% to account for estimated selling costs. This amount is used to initially book the asset. Typically, prior to the initial booking of the foreclosed asset, the loan has already been reserved to this level. If during ownership, the value of the foreclosed asset drops, an additional impairment is recorded. For assets that need to be improved prior to sale, we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made.

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The fair value of real estate will impact our foreclosed asset value, which is recorded at 100% of fair value (after selling costs are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

December 31, 2020 Foreclosed Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 35%*	$–
Decreasing fair value of the foreclosed asset by 35%	$1,557

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset. However, the increase in fair value may be recognized up to the cost basis of the foreclosed asset which was determined at the foreclosure date.

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. However, we have elected to “opt out” of the extended transition period discussed in (4), and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

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Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2020 and 2019 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our statement of operations for the years ended December 31, 2020 and 2019:

(in thousands of dollars)	2020	2019

Net Interest Income
Interest and fee income on loans	$8,209	$10,131
Interest expense:
Interest related to secured borrowings	2,973	2,948
Interest related to unsecured borrowings	3,153	2,832
Interest expense	$6,126	$5,780

Net interest income	2,083	4,351

Less: Loan loss provision	1,805	222
Net interest income after loan loss provision	278	4,129

Non-Interest Income
Gain on sale of foreclosed assets	$160	$-
Gain on foreclosure of assets	52	203
Gain on the extinguishment of debt	361	-
Impairment gains on foreclosed assets	91	-
Total non-interest income	$664	$203

Income	942	4,332

Non-Interest Expense
Selling, general and administrative	$2,185	$2,394
Depreciation and amortization	85	92
Loss on the sale of foreclosed assets	102	274
Loss on foreclosure	54	-
Impairment loss on foreclosed assets	445	558
Total non-interest expense	2,871	3,318

Net (loss) income	$(1,929)	$1,014

Earned distribution to preferred equity holders	525	457

Net (loss) income attributable to common equity holders	$(2,454)	$557

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Net (loss) income for the year ended December 31, 2020 decreased $2,943 to $(1,929) when compared to the same period of 2019. The decrease in net income was primarily due to the economic effects stemming from the COVID-19 pandemic.

In addition, we had $46,405 and $55,369 in loan assets, net as of December 31, 2020 and 2019, respectively. As of December 31, 2020, we had 213 construction loans in 21 states with 67 borrowers and nine development loans in five states with eight borrowers.

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2020 and 2019:

	2020		2019
Interest Income		*		*
Estimated interest income	$7,623	14%	$7,601	14%
Estimated unearned interest income due to COVID-19	(1,099)	(2)%	-	-%
Write-offs due to COVID-19	(469)	(1)%	-	-%
Interest income on loans	6,055	11%	7,601	14%
Fee income on loans	2,154	4%	2,530	5%
Interest and fee income on loans	8,209	15%	10,131	19%
Interest expense – secured	2,973	5%	2,948	6%
Interest expense – unsecured	2,997	6%	2,671	5%
Offering costs amortization	156	-%	161	-%
Interest expense	6,126	11%	5,7580	11%
Net interest income (spread)	2,083	4%	4,351	8%

Weighted average outstanding loan asset balance	$55,189		$53,308

*annualized amount as percentage of weighted average outstanding gross loan balance

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 7%. For most loans, the margin is fixed at 3%; however, for our development loans the margin is generally fixed at 7%. This component is also impacted by the lending of money with no interest cost (our equity).

Interest income on loans decreased to 11% for the year ended December 31, 2020 compared to 14% for the same periods of 2019. The Company expensed $469 in interest income for the year ended December 31, 2020 due to impairment of loans associated with four of our borrowers directly related to COVID-19. In addition, estimated interest not earned during the year ended December 31, 2020 related to those borrowers was approximately $1,099.

The difference between estimated interest income on loans ignoring the impact of COVID-19 and the interest paid was 3% for both the years ended December 31, 2020 and 2019 which is our standard margin.

We anticipate our standard margin to be 3% on all future construction loans and generally 7% on all development loans which yields a blended margin of approximately 3.9%.

● Fee income. Our construction loan fee is 5% on the amount we commit to lend, which is amortized over the expected life of each loan. We do not recognize a loan fee on our development loans. When loans terminate before than their expected life, the remaining fee is recognized at the termination of the loan.

During the year ended December 31, 2020 fee income on loans decreased 1% compared to the same period of 2019. The decrease in fee income was due primarily to lower loan originations related to the impact of the COVID-19 pandemic.

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● Amount of nonperforming assets. Generally, we can have two types of nonperforming assets that negatively affect interest spread: loans not paying interest and foreclosed assets.

As of December 31, 2020 and 2019, we had 29 impaired loans in the aggregate amount of $11,816 and four impaired loans in the aggregate amount of $1,495 that were not paying interest, respectively. Non-performing assets not related to the impact of COVID-19 were $1,229 of the $11,816.

Due to the impact of COVID-19, the Company transferred the loan receivables balance of $9,728 as of June 30, 2020 for one of our largest borrowers into a non-performing asset. As of December 31, 2020, the amount due from this borrower is $8,206.

Foreclosed assets do not provide a monthly interest return. As of December 31, 2020 and 2019, foreclosed assets were $4,449 and $4,916, respectively, which resulted in a negative impact on our interest spread in both years.

The amount of nonperforming assets is expected to decrease in the first half of 2021 as we continue to liquidate nonperforming loans and foreclosed assets.

Loan Loss Provision

Loan loss provision (expense throughout the year) was $1,805 and $222 for the years ended December 31, 2020 and 2019, respectively.

The allowance for loan losses at December 31, 2020 was $1,968, of which $151 is related to loans without specific reserves. The Company recorded specific reserves for loans impaired due to impacts from COVID-19 of $1,532, special mention loans of $120 and impaired loans not due to impacts from COVID-19 of $165. During the year ended December 31, 2020, we incurred $72 in direct charge offs.

The allowance for loan losses at December 31, 2019 was $235, of which $230 related to loans without specific reserves. During the year ended December 31, 2019, we incurred $173 in direct charge-offs.

Non-Interest Income

Gain on Sale of Foreclosed Assets

During the years ended December 31, 2020 and 2019, we recognized $160 and $0 as a gain on the sale of foreclosed assets. We sold seven foreclosed assets related to four original borrowers during the year ended December 31, 2020 which resulted in a gain on sale of foreclosed assets.

Gain on Foreclosure of Assets

During the years ended December 31, 2020 and 2019, we recognized $52 and $203 as a gain on the foreclosure of assets. We transferred two and seven loan receivable assets to foreclosed assets which resulted in a gain on foreclosure during the years ended December 31, 2020 and 2019, respectively.

Impairment Gains on Foreclosed Assets

During the year ended December 31, 2020 and 2019, we recognized $91 and $0 as a gain on impairment of foreclosed assets on four certain assets, respectively.

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Gain on the Extinguishment of Debt

In May 2020, the Company entered into a loan agreement (the “PPP Loan”) with LCA Bank Corporation to borrow $361 pursuant to the Paycheck Protection Program (“PPP”), created under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act. All or a portion of the loan may be forgivable, as provided by the terms of the PPP. During April 2020, the Company received a grant under the Economic Injury Disaster Loan Emergency Advance (the “EIDL Advance”) which may be used for payroll and other certain operating expenses.

In November 2020, the full principal amount of the PPP loan or $361 and the accrued interest were forgiven by the U.S. Small Business Administration.

Non-Interest Expense

Selling, General and Administrative (“SG&A”) Expenses

The following table displays our SG&A expenses for the years ended December 31, 2020 and 2019:

	2020	2019
Selling, general and administrative expenses
Legal and accounting	$224	$240
Salaries and related expenses	975	1,387
Board related expenses	99	91
Advertising	85	128
Rent and utilities	52	57
Loan and foreclosed asset expenses	498	211
Travel	140	138
Other	112	142
Total SG&A	$2,185	$2,394

SG&A expenses decreased $209 to $2,185 for the year ended December 31, 2020 compared to the same period of 2019. The decrease in SG&A expenses was due primarily to lower salaries and related expenses of $412 to $975 for the year ended December 31, 2020 compared to the same period of 2019 which were offset by an increase in loan and foreclosed asset expenses of $287.

During the year ended December 31, 2019, salaries and related expenses included profit share expense which was not recognized during 2020. In addition, loan and foreclosed asset expenses were higher in 2020 due to the additions of construction/development costs incurred to fully complete assets to sell. Advertising expenses decreased $43 to $85 for the year ended December 31, 2020 compared to the same period of 2019.

Loss on the Sale of Foreclosed Assets

During the years ended December 31, 2020 and 2019, we recognized $102 and $274 as a loss on the sale of foreclosed assets. We sold eight foreclosed assets related to two original borrowers during the year ended December 31, 2020 which resulted in a loss on sale of foreclosed assets.

During the year ended December 31, 2019, we sold three foreclosed assets related to two original borrowers which resulted in a loss on sale of foreclosed assets.

Loss on Foreclosure of Assets

During the years ended December 31, 2020 and 2019, we recognized $54 and $0 as a loss on the foreclosure of assets. We transferred two loan receivable assets to foreclosed assets which resulted in a loss on foreclosure during the year ended December 31, 2020.

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Impairment Loss on Foreclosed Assets

During the year ended December 31, 2020 and 2019, we recognized $445 and $558 as a loss on impairment of foreclosed assets, respectively. Impairment loss on foreclosed assets for the year ended December 31, 2020 included $91 recognized as a result of COVID-19.

Consolidated Financial Position

Cash and Cash Equivalents

We try to avoid borrowing on our lines of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. At December 31, 2020 and 2019, we had $4,749 and $1,883, respectively, in cash. See our Liquidity and Capital Resources section for more information.

Loans Receivable

Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2020:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	3	4	$1,821	$1,503	$1,004	60%		5%
Connecticut	1	1	515	382	262	65%		5%
Delaware	1	1	585	409	187	70%		5%
Florida	16	80	25,779	21,193	16,201	82%		5%
Georgia	3	3	1,300	839	476	65%		5%
Illinois	2	2	1,890	1,199	474	60%		5%
Michigan	4	9	2,451	1,942	805	79%		5%
Mississippi	1	1	240	189	166	79%		5%
New Jersey	1	5	1,357	1,339	928	99%		5%
New York	3	2	1,184	814	845	69%		5%
North Carolina	6	18	4,519	3,123	2,059	69%		5%
Ohio	3	8	2,703	2,020	1,393	75%		5%
Oregon	1	2	1,217	852	238	70%		5%
Pennsylvania	3	24	22,791	13,593	9,825	60%		5%
South Carolina	8	27	7,284	4,930	3,195	68%		5%
Tennessee	3	5	2,169	1,463	509	67%		5%
Texas	3	8	2,806	2,106	1,191	75%		5%
Utah	2	6	2,583	1,822	1,542	71%		5%
Virginia	1	1	505	353	79	70%		5%
Washington	1	5	2,030	1,311	508	65%		5%
Wisconsin	1	1	539	332	332	62%		5%
Total	67	213	$86,268	$61,714	$42,219	72	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

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The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2019:

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio (2)		Loan Fee
Colorado	1	1	$630	$425	$424	67%		5%
Connecticut	1	1	340	224	55	66%		5%
Florida	17	112	32,259	24,031	16,826	74%		5%
Georgia	3	4	2,085	1,343	917	64%		5%
Idaho	1	1	310	217	173	70%		5%
Indiana	2	3	1,687	1,083	383	64%		5%
Michigan	4	11	3,696	2,566	1,820	69%		5%
New Jersey	3	6	1,925	1,471	1,396	76%		5%
New York	2	3	1,370	940	743	69%		5%
North Carolina	6	20	5,790	4,009	2,471	69%		5%
Ohio	3	9	4,117	2,664	2,153	65%		5%
Oregon	1	2	1,137	796	739	70%		5%
Pennsylvania	3	24	20,791	13,322	11,772	64%		5%
South Carolina	11	25	8,809	6,419	4,786	73%		5%
Tennessee	3	4	1,367	1,069	503	78%		5%
Texas	3	4	1,984	1,270	843	64%		5%
Utah	2	4	1,862	1,389	1,000	75%		5%
Virginia	1	3	1,245	815	734	65%		5%
Washington	1	2	1,040	728	445	70%		5%
Wisconsin	1	1	539	332	285	62%		5%
Wyoming	1	1	228	160	143	70%		5%
Total	70	241	$93,211	$65,273	$48,611	70	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2020:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(2)	Gross Amount Outstanding	Loan to Value Ratio(3)		Interest Spread
Pennsylvania	1	2	$7,361	$8,200	$6,175	84%		7%
Florida	3	3	1,373	1,193	1,029	87%		7%
New York	1	1	1,238	451	452	36%		7%
North Carolina	1	1	400	260	136	34%		7%
South Carolina	2	2	1,256	711	438	35%		7%
Total	8	9	$11,628	$10,815	$8,230	71	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,630 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(4)	Represents the weighted average loan to value ratio of the loans.

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The following is a summary of our loan portfolio to builders for land development as of December 31, 2019:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(2)	Gross Amount Outstanding	Loan to Value Ratio(3)		Interest Spread
Pennsylvania	1	3	$10,191	$7,000	$7,389	73%		7%
Florida	2	3	1,301	1,356	891	68%		7%
North Carolina	1	1	400	260	99	25%		7%
South Carolina	1	2	1,115	1,250	618	55%		7%
Total	5	9	$13,007	$9,866	$8,997	69	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,470 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(4)	Represents the weighted average loan to value ratio of the loans.

Financing receivables are comprised of the following:

	December 31, 2020	December 31, 2019

Loans receivable, gross	$50,449	$57,608
Less: Deferred loan fees	(1,092)	(856)
Less: Deposits	(1,337)	(1,352)
Plus: Deferred origination costs	353	204
Less: Allowance for loan losses	(1,968)	(235)

Loans receivable, net	$46,405	$55,369

Roll forward of combined loans:

	December 31, 2020	December 31, 2019

Beginning balance	$55,369	$46,490
Additions	46,249	56,842
Principal collections	(50,079)	(45,009)
Transferred to foreclosed assets	(2,118)	(3,352)
Transferred to real estate investments	(1,140)	–
Change in builder deposit	16	157
Change in loan loss provision	(1,805)	(49)
Change in loan fees, net	(87)	290

Ending balance	$46,405	$55,369

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Credit Quality Information

Finance Receivables – By risk rating:

	December 31, 2020	December 31, 2019

Pass	$35,544	$53,542
Special mention	3,089	2,571
Classified – accruing	–	–
Classified – nonaccrual	11,816	1,495

Total	$50,449	$57,608

Please see our notes to consolidated financial statements for more information about the ratings in the table above.

Finance Receivables – Method of impairment calculation:

	December 31, 2020	December 31, 2019

Performing loans evaluated individually	$16,412	$26,233
Performing loans evaluated collectively	22,221	29,880
Non-performing loans without a specific reserve	1,518	1,467
Non-performing loans with a specific reserve	10,298	28

Total evaluated collectively for loan losses	$50,449	$57,608

At December 31, 2020 and 2019, there were no loans acquired with deteriorated credit.

The following is a summary of our impaired non-accrual (non-performing) commercial construction loans as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Unpaid principal balance (contractual obligation from customer)	$11,888	$1,495
Charge-offs and payments applied	(72)	-
Gross value before related allowance	11,816	1,495
Related allowance	(1,698)	(8)
Value after allowance	$10,118	$1,487

Below is an aging schedule of loans receivable as of December 31, 2020, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	194	$38,956	77.2%
60-89 days	-	-	-%
90-179 days	-	-	-%
180-269 days	28	11,493	22.8%

Subtotal	222	$50,449	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	222	$50,449	100%

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Below is an aging schedule of loans receivable as of December 31, 2019, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	246	$56,113	97%
60-89 days	-	-	-%
90-179 days	4	1,495	3%
180-269 days	-	-	-%

Subtotal	250	$57,608	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	250	$57,608	100%

Below is an aging schedule of loans receivable as of December 31, 2020, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	194	$38,956	77.2%
60-89 days	-	-	-%
90-179 days	-	-	-%
180-269 days	28	11,493	22.8%

Subtotal	222	$50,449	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	222	$50,449	100%

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Below is an aging schedule of loans receivable as of December 31, 2019, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	246	$56,113	97%
60-89 days	-	-	-%
90-179 days	4	1,495	3%
180-269 days	-	-	-%

Subtotal	250	$57,608	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	250	$57,608	100%

Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Beginning balance	$4,916	$5,973
Additions from loans	2,118	3,352
Additions for construction/development	1,410	763
Sale proceeds	(3,697)	(4,543)
Loss on foreclosure	(54)	-
Loss on sale of foreclosed assets	(102)	(274)
Gain on foreclosure	52	203
Gain on sale of foreclosed assets	160	-
Impairment loss on foreclosed assets	(290)	-
Impairment loss on foreclosed assets due to COVID-19	(64)	(558)
Ending balance	$4,449	$4,916

During the year ended December 31, 2020 and 2019 we reclassed four and 29 loan receivable, net assets to foreclosed assets, respectively. During 2019, 25 of the reclassified assets were from two separate customers where the owners of each company died, one in 2018 and one in 2019.

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Real Estate Investments

During June 2020, the Company acquired two lots from a borrower in exchange for the transfer of loans secured by those lots. The Company extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on certain of the Company’s lots that were previously carried as loan receivables. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower.

The following table is a roll forward of real estate investment assets:

	December 31, 2020	December 31, 2019

Beginning balance	$–	$–
Transfers from loans	1,140	–
Additions for construction/development	41	–
Ending balance	$1,181	$–

Customer Interest Escrow

The Pennsylvania Loans called for a funded interest escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2020 and 2019 was $250 and $370, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

We had 29 and 19 other loans active as of December 31, 2020 and 2019, respectively, which also had interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $259 and $273 as of December 31, 2020 and 2019, respectively.

Roll forward of interest escrow for the years ended December 31, 2020 and 2019:

	2020	2019

Beginning balance	$643	$939
Preferred equity dividends	83	136
Additions from Pennsylvania Loans	1,173	1,107
Additions from other loans	448	768
Interest, fees, principal or repaid to borrower	(1,837)	(2,307)

Ending balance	$510	$643

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 9% and 13% for both 2020 and 2019). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

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In January 2019, we entered into the Tenth Amendment (the “Tenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Tenth Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Tenth Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,500, S.K. Funding must fund the amount between $1,500 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Tenth Amendment is 10.0% calculated on a 365/366-day basis.

The Tenth Amendment has a term of 24 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least nine months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 6.25% and 7.75% as of December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the amount outstanding pursuant to the Wallach LOC was $0 and $44, respectively, and interest expense was less than $1 and $8, respectively. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 6.25% and 7.75% as of December 31, 2020 and 2019, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2020 and 2019. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”) of Sales, William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

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As of December 31, 2020, and 2019, the amount outstanding pursuant to the Myrick LOC was $0 and $145, respectively. For the years ended December 31, 2020 and 2019 interest expense was $19 and $30, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman as widow and devisee of Mr. Shuman (“Shuman”). Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2021, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Shuman LOC was fully borrowed as of December 31, 2020 and 2019. Interest expense was $135 and $134 for the years ended December 31, 2020 and 2019, respectively.

Line of Credit with Paul Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 9%; and
●	Automatic renewal in July 2021 and extended for 15 months.

The Swanson LOC was fully borrowed as of December 31, 2020 and 2019. Interest expense was $709 and $705 for the years ended December 31, 2020 and 2019, respectively.

New Lines of Credit

During 2020 and 2019, we entered into five line of credit agreements (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

The total balance of the New LOC Agreements was $4,159 and $2,878 for the years ended December 31, 2020 and 2019, respectively. Interest expense was $341 and $168 for the year ended December 31, 2020 and 2019, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

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The principal amount of the Company’s commercial mortgage was $619 and $634 for the years ended December 31, 2020 and 2019, respectively. For both years ended December 31, 2020 and 2019, interest expense was $33.

Community Loan

During June 2020, we entered into a business loan agreement (“Community Loan”) with the following terms:

●	Principal not to exceed $362;
●	First principal payment due July 2023;
●	Interest rate at 3.8% per annum based on a year of 360 days;
●	Secured by certain of our foreclosed assets; and
●	Due in July 2025.

The principal amount and interest expense for the Community Loan was $362 and $8 for the years ended December 31, 2020 and 2019, respectively.

London Financial

During September 2018, we entered into a Master Loan Agreement (“London Loan”) with London Financial Company, LLC (“London Financial”).

During August 2019, we sold our largest foreclosed asset with sales proceeds of $4,543 and a portion of the proceeds were used to pay off the London Loan. For the year ended December 31, 2019 interest expense was $219.

Secured Deferred Financing Costs

The Company had secured deferred financing costs of $8 and $5 as of December 31, 2020 and 2019, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2020		December 31, 2019
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$7,981	$5,919	$13,711	$9,375
S.K. Funding	4,551	3,898	10,394	6,771

Lender
Shuman	1,916	1,325	1,785	1,325
Jeff Eppinger	2,206	1,500	1,821	1,000
Hardy Enterprises, Inc.	1,590	1,000	1,684	1,000
Gary Zentner	424	250	472	250
R. Scott Summers	1,259	847	841	628
John C. Solomon	743	563	-	-
Paul Swanson	9,381	6,685	8,377	5,824

Total	$30,051	$21,987	$39,085	$26,173

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Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on the Notes borrowings at December 31, 2020 and 2019 was 10.38% and 10.56%, respectively, not including the amortization of deferred financing costs. We generally offer four durations at any given time, ranging from 12 to 48 months. There are limited rights of early redemption. Our 36-month Note has a mandatory early redemption option, subject to certain conditions. The following table shows the roll forward of our Notes Program:

	December 31, 2020	December 31, 2019

Gross notes outstanding, beginning of period	$20,308	$17,348
Notes issued	7,691	11,127
Note repayments / redemptions	(6,517)	(8,167)

Gross Notes outstanding, end of period	21,482	20,308

Less deferred financing costs, net	(416)	(416)

Notes outstanding, net	$21,066	$19,892

The following is a roll forward of deferred financing costs:

	December 31, 2020	December 31, 2019

Deferred financing costs, beginning balance	$786	$1,212
Additions	156	365
Disposals	-	(791)
Deferred financing costs, ending balance	$942	$786
Less accumulated amortization	(526)	(370)
Deferred financing costs, net	$416	$416

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2020	December 31, 2019

Accumulated amortization, beginning balance	$370	$1,000
Additions	165	161
Disposals	(9)	(791)
Accumulated amortization, ending balance	$526	$370

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Other Unsecured Debts

Our other unsecured debts are detailed below:

			Principal Amount Outstanding as of
Loan	Maturity Date	Interest Rate(1)	December 31, 2020	December 31, 2019
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Paul Swanson	March 2021	10.0%	315	1,176
Subordinated Promissory Note	October 2020	9.5%	-	563
Subordinated Promissory Note	December 2021	10.5%	146	146
Subordinated Promissory Note	April 2024	10.0%	100	100
Subordinated Promissory Note	April 2021	10.0%	174	174
Subordinated Promissory Note	August 2022	11.0%	200	200
Subordinated Promissory Note	March 2023	11.0%	169	169
Subordinated Promissory Note	April 2020	6.5%	-	500
Subordinated Promissory Note	February 2021	11.0%	600	600
Subordinated Promissory Note	Demand	5.0%	-	500
Subordinated Promissory Note	December 2022	5.0%	3	3
Subordinated Promissory Note	December 2023	11.0%	20	-
Subordinated Promissory Note	February 2024	11.0%	20	-
Subordinated Promissory Note	November 2021	9.5%	200	-
Subordinated Promissory Note	October 2024	10.0%	700	-
Subordinated Promissory Note	December 2024	10%	100	-
Senior Subordinated Promissory Note	March 2022(3)	10.0%	352	400
Senior Subordinated Promissory Note	March 2022(4)	1.0%	728	728
Junior Subordinated Promissory Note	March 2022(4)	22.5%	417	417
Senior Subordinated Promissory Note	October 2024(5)	1.0%	720	279
Junior Subordinated Promissory Note	October 2024(5)	20.0%	447	173
			$5,911	$6,628

(1) Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2) Due six months after lender gives notice.

(3) Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4) These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

(5) These notes were issued to the same holder and, when calculated together, yield a blended rate of 10% per annum.

In May 2020, the Company entered into a loan agreement (the “PPP Loan”) with LCA Bank Corporation to borrow $361 pursuant to the Paycheck Protection Program (“PPP”), created under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act. All or a portion of the loan may be forgivable, as provided by the terms of the PPP. During April 2020, the Company received an Economic Injury Disaster Loan Emergency Advance (the “EIDL Advance”) which may be used for payroll and other certain operating expenses.

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In November 2020, the full principal amount of the PPP loan or $361 and the accrued interest were forgiven by the U.S. Small Business Administration.

Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority:

	Priority Rank	December 31, 2020	December 31, 2019
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$22,968	$26,806
Secured line of credit from affiliates	2	-	189
Unsecured line of credit (senior)	3	500	500
EIDL advance	3	10	-
Other unsecured debt (senior subordinated)	4	1,800	1,407
Unsecured Notes through our public offering, gross	5	21,482	20,308
Other unsecured debt (subordinated)	5	2,747	4,131
Other unsecured debt (junior subordinated)	6	864	590

Total		$50,371	$53,931

Liquidity and Capital Resources

Our primary liquidity management objective is to meet expected cash flow needs while continuing to service our business and customers. As of December 31, 2020, and 2019, we had combined loans outstanding of 222 and 250, respectively. Gross loans outstanding were $50,449 and $57,608 as of December 31, 2020 and 2019, respectively. Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $19,495 and $16,662 as of December 31, 2020 and 2019, respectively. We anticipate a significant increase in our gross loan receivables over the 12 months subsequent to December 31, 2020 by directly increasing originations to new and existing customers.

To fund our combined loans, we rely on secured debt, unsecured debt, and equity, which are described in the following table:

Source of Liquidity	As of December 31, 2020	As of December 31, 2019
Secured debt, net of deferred financing costs	$22,959	$26,991
Unsecured debt, net of deferred financing costs	26,978	26,520
Equity	5,259	7,147

Secured debt, net of deferred financing costs decreased $4,032 to $22,959 as of December 31, 2020 compared to December 31, 2019 which consisted of a decrease in borrowings secured by loans and affiliate lines of $3,843 and $189, respectively. We anticipate increasing our secured debt by roughly half of the increase in loan asset balances over the 12 months subsequent to December 31, 2020 through our existing loan purchase and sale agreements and additional lines of credit.

We anticipate that the other half of the loan asset growth will come from a combination of decreases in nonperforming assets, many of which are not used as collateral in secured lines, and increases in our unsecured debt and equity. Unsecured debt, net of deferred financing costs increased $458 to $26,978 as of December 31, 2020 compared to December 31, 2019 due primarily to a decrease in other unsecured debts of $717 which was offset by an increased participation in our Notes Program of $1,174.

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Equity decreased $1,888 to $5,259 as of December 31, 2020 compared to December 31, 2019. The decrease was due primarily to the decline in net income for Class A common equity of $3,011. We anticipate an increase in our equity during the 12 months subsequent to December 31, 2020, through retaining earnings and the issuance of additional Series C cumulative preferred equity (“Series C Preferred Units”). If we are not able to increase our equity through retained earnings or the issuance of additional Series C Preferred Units, we will rely more heavily on raising additional funds through the Notes Program.

If we anticipate the ability to not fund our projected increases in loan balances as discussed above, we may reduce new loan originations to reduce need for additional funds.

Contractual Obligations

The following table shows the maturity of outstanding debt as of December 31, 2020:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2021	$35,819	$12,072	$1,745	$22,002
2022	5,488	3,772	1,700	16
2023	1,370	873	389	108
2024	7,052	4,765	2,087	200
2025 and thereafter	642	-	-	642
Total	$50,371	$21,482	$5,921	$22,968

The total amount maturing through year ending December 31, 2021 is $35,819, which consists of secured borrowings of $22,002 and unsecured borrowings of $13,817.

Secured borrowings maturing through the year ending December 31, 2021 significantly consists of loan purchase and sale agreements with two loan purchasers (Builder Finance and S. K. Funding) and seven lenders. Our secured borrowings mature by 2021 due primarily to their related demand loan collateral. The following are secured facilities listed as maturing in 2021 with actual maturity and renewal dates:

●	Swanson – $6,685 due July 2021 and automatically renews unless notice given;
●	Shuman – $1,325 due July 2021 and automatically renews unless notice is given;
●	S. K. Funding – $3,500 of the total due January 2022; and
●	Mortgage Payable – $15 due monthly.

Unsecured borrowings due on December 31, 2021 consist of Notes issued pursuant to the Notes Program and other unsecured debt of $12,072 and $1,745, respectively. To the extent that Notes issued pursuant to the Notes Program are not reinvested upon maturity, we will be required to fund the maturities, which we anticipate funding through the issuance of new Notes in our Notes Program. Historically, approximately 80% of our Note holders reinvest upon maturity. The 36 month Note in our Notes program has a mandatory early redemption option, subject to certain conditions. As of December 31, 2020, the 36 month Notes were $411. Our other unsecured debt has historically renewed. For more information on other unsecured borrowings, see Note 7 – Borrowings. If other unsecured borrowings are not renewed in the future, we anticipate funding such maturities through investments in our Notes Program.

Summary

We have the funding available to address the loans we have today, including our unfunded commitments. We anticipate growing our assets through the net sources and uses (12-month liquidity) listed above as well as future capital increases from debt, redeemable preferred equity, and regular equity. Our expectation to grow loan asset balances is subject to changes due to changes in demand, competition, and COVID-19. Although our secured debt is almost entirely listed as currently due because of the underlying collateral being demand notes, the vast majority of our secured debt is either contractually set to automatically renew unless notice is given or, in the case of purchase and sale agreements, has no end date as to when the purchasers will not purchase new loans (although they are never required to purchase additional loans).

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Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are somewhat above average in many of the housing markets in the U.S. today.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 1.5%, when CDs are paying 3%, we may need a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates, which are being used by us here to approximate CD rates. Short term interest rates have risen slightly but are generally low historically.

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Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

(Source: U.S. Census Bureau)

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Off-Balance Sheet Arrangements

As of December 31, 2020, other than unfunded commitments, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 14 to our consolidated financial statements for subsequent events.

Financial Statements

The financial statements listed below are contained in this supplement:

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shepherd’s Finance, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Shepherd’s Finance, LLC’s management. Our responsibility is to express an opinion on Shepherd’s Finance, LLC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shepherd’s Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Warren Averett, LLC

We have served as Shepherd’s Finance, LLC’s auditor since 2018.

Birmingham, Alabama

March 11, 2021

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2020, and 2019

(in thousands of dollars)	2020	2019

Assets
Cash and cash equivalents	$4,749	$1,883
Accrued interest receivable	601	1,031
Loans receivable, net	46,405	55,369
Real estate investments	1,181	-
Foreclosed assets	4,449	4,916
Premises and equipment	903	936
Other assets	981	202
Total assets	$59,269	$64,337
Liabilities and Members’ Capital
Customer interest escrow	$510	$643
Accounts payable and accrued expenses	289	466
Accrued interest payable	3,158	2,533
Notes payable secured, net of deferred financing costs	22,959	26,991
Notes payable unsecured, net of deferred financing costs	26,978	26,520
EIDL advance	10	-
Due to preferred equity members	106	37
Total liabilities	$54,010	$57,190

Commitments and Contingencies (Note 11)

Redeemable Preferred Equity
Series C preferred equity	$3,582	$2,959

Members’ Capital
Series B preferred equity	1,630	1,470
Class A common equity	47	2,718
Members’ capital	$1,677	$4,188

Total liabilities, redeemable preferred equity and members’ capital	$59,269	$64,337

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2020 and 2019

(in thousands of dollars)	2020	2019

Net Interest Income
Interest and fee income on loans	$8,209	$10,131
Interest expense:
Interest related to secured borrowings	2,973	2,948
Interest related to unsecured borrowings	3,153	2,832
Interest expense	$6,126	$5,780

Net interest income	2,083	4,351

Less: Loan loss provision	1,805	222
Net interest income after loan loss provision	278	4,129

Non-Interest Income
Gain on sale of foreclosed assets	$160	$-
Gain on foreclosure of assets	52	203
Gain on the extinguishment of debt	361	-
Impairment gains on foreclosed assets	91	-
Total non-interest income	$664	$203

Income	942	4,332

Non-Interest Expense
Selling, general and administrative	$2,185	$2,394
Depreciation and amortization	85	92
Loss on the sale of foreclosed assets	102	274
Loss on foreclosure	54	-
Impairment loss on foreclosed assets	445	558
Total non-interest expense	2,871	3,318

Net (loss) income	$(1,929)	$1,014

Earned distribution to preferred equity holders	525	457

Net (loss) income attributable to common equity holders	$(2,454)	$557

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes in Members’ Capital

For the years ended December 31, 2020 and 2019

(in thousands of dollars)	2020	2019

Members’ capital, beginning balance	$4,188	$3,697
Net (loss) income less distributions to Series C preferred equity holders of $372 and $316	(2,301)	698
Contributions from Series B preferred equity holders	160	150
Earned distributions to Series B preferred equity holders	(153)	(141)
Distributions to common equity holders	(217)	(216)

Members’ capital, ending balance	$1,677	$4,188

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in thousands of dollars)	2020	2019

Cash flows from operations
Net (loss) income	$(1,929)	$1,014
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Amortization of deferred financing costs	158	235
Provision for loan losses	1,805	222
Change in loan origination fees, net	87	(290)
Depreciation and amortization	85	115
Impairment of foreclosed assets, net	354	558
Gain on foreclosed assets	(52)	(203)
Gain on sale of foreclosed assets, net	(160)	-
Loss on foreclosed assets	54	-
Loss on sale of foreclosed assets	102	274
Gain on extinguishment of debt	(361)	-
Net change in operating assets and liabilities:
Other assets	(831)	(64)
Accrued interest receivable	430	(463)
Customer interest escrow	(217)	(432)
Accrued interest payable	625	393
Accounts payable and accrued expenses	(177)	(258)

Net cash (used in) provided by operating activities	(27)	1,101

Cash flows from investing activities
Loan originations and principal collections, net	3,814	(13,159)
Investment in foreclosed assets	(1,410)	(763)
Additions for construction in real estate investments	(41)	-
Proceeds from sale of foreclosed assets	3,697	4,543

Net cash provided by (used in) investing activities	6,060	(9,379)

Cash flows from financing activities
Contributions from preferred B equity holders	160	150
Contributions from preferred C equity holders	300	300
Distributions to redeemable preferred equity holders	(49)	(42)
Distributions to common equity holders	(217)	(216)
Proceeds from secured note payable	12,927	23,111
Repayments of secured note payable	(18,379)	(18,294)
Proceeds from unsecured notes payable	10,900	14,309
Redemptions/repayments of unsecured notes payable	(9,018)	(10,382)
Proceeds from PPP loan and EIDL advance	371	-
Deferred financing costs paid	(162)	(176)

Net cash (used in) provided by financing activities	(3,167)	8,760

Net change in cash and cash equivalents	2,866	482

Cash and cash equivalents
Beginning of period	1,883	1,401
End of period	$4,749	$1,883

Supplemental disclosure of cash flow information
Cash paid for interest	$5,501	$5,386

Non-cash investing and financing activities
Earned by Series B preferred equity holders but not distributed to customer interest escrow	$106	$37
Earned by Series B preferred equity holders and distributed to customer interest escrow	$83	$136
Foreclosure of assets transferred from loans receivable, net	$2,118	$3,352
Earned but not paid distributions of Series C preferred equity holders	$372	$316
Unsecured transferred to secured notes payable	$1,424	$(162)
Construction loans repaid through the reduction of Secured LOC Principal Balance	$-	$996
Reclassification of deferred financing costs from other assets	$-	$189
Transfer of loan receivables to real estate investments	$1,140	$-
PPP forgiveness in reduction of debt	$361	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of two consolidating subsidiaries, 84 REPA, LLC and Shepherd’s Stable Investments, LLC. The Company operates pursuant to its Second Amended and Restated Limited Liability Company Agreement by and among Daniel M. Wallach and the other members of the Company effective as of March 16, 2017, and as subsequently amended.

The Company extends commercial loans to residential homebuilders (in 21 states as of December 31, 2020) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Our construction loans charge a fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans.

F-6

The Company records revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Our performance obligations to customers are primarily satisfied over time as the services are performed and provided to the customer.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $85 and $128 for the years ended December 31, 2020 and 2019, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash account in a deposit account which, at times, may exceed federally insured limits. The Company monitors this bank account and does not expect to incur any losses from such accounts.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

F-7

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

The Company establishes a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

The Company individually analyzes for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

Impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. As for homes which are partially complete, the Company will appraise on an as-is and completed basis, and use the appraised value that more closely aligns with our planned method of disposal for the property.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is recorded at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is recorded on our consolidated statement of operations as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs, and we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made. Subsequently, if a foreclosed asset has an increase in fair value the increase may be recognized up to the cost basis which was determined at the foreclosure date.

Deferred Financing Costs, Net

Deferred financing cost consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

F-8

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. At December 31, 2020, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2020		December 31, 2019
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	29%	Pittsburgh, PA	25%
Second highest concentration risk	Orlando, FL	12%	Orlando, FL	15%
Third highest concentration risk	Cape Coral, FL	6%	Cape Coral, FL	3%

Recent Accounting Pronouncements

The FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU amends the disclosure requirements of Topic 820, Fair Value Measurement, to remove disclosure of transfers between Level 1 and Level 2 of the fair value hierarchy and to include disclosure of the range and weighted average used in Level 3 fair value measurements, among other amendments. The ASU applies to all entities that are required to provide disclosures about recurring or non-recurring fair value measurements. Amendments should be applied retrospectively to all periods presented, except for certain amendments, which should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. ASU 2018-13 became effective for the Company on January 1, 2020. The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

F-9

ASU 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments in ASU 2016-13 introduce a new current expected credit loss (“CECL”) model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset’s acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security’s subsequent recovery in value in other comprehensive income. ASU 2016-13 also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company’s invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in ASU 2016-13, along with related amendments in ASU No. 2018-19 - Codification Improvements to Topic 326, Financial Instruments-Credit Losses, are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. For smaller reporting companies, the effective date for annual and interim periods is January 1, 2023. The Company is reviewing its policies and processes to ensure compliance with the requirements in ASU 2016-13.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Impaired Loans

The appraisals used to establish the value of impaired loans are based on similar properties at similar times; however due to the differences in time and properties, the impaired loans are classified as Level 3. There were 29 and four impaired loan assets as of December 31, 2020 and December 31, 2019, respectively.

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value less cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

F-10

The following tables present the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2020 and 2019:

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2020		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$4,449	$4,449	$–	$–	$4,449
Impaired loans due to COVID-19, net	9,054	9,054			9,054
Other impaired loans, net	1,064	1,064	–	–	1,064
Total	$14,567	$14,567	$–	$–	$14,567

As of December 31, 2020 and 2019, the number of impaired loans were 29 and four, respectively.

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2019		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$4,916	$4,916	$–	$–	$4,916
Impaired loans, net	1,487	1,487	–	–	1,487
Total	$6,403	$6,403	$–	$–	$6,403

Fair Value of Financial Instruments

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at both December 31, 2020 and 2019. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

F-11

Interest Receivable

Interest receivable from our customers is due approximately 15 days after it is billed; therefore, the carrying amount approximates fair value for the years ended December 31, 2020 and 2019.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but the fair value approximates the carrying value at both December 31, 2020 and 2019 because: 1) the customer loans are demand loans, 2) it is not possible to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2020 and 2019. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounded on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

The table below is a summary of fair value estimates for financial instruments:

	December 31, 2020		December 31, 2019
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and cash equivalents	$4,749	$4,749	$1,883	$1,883
Loans receivable, net	46,405	46,405	55,369	55,369
Accrued interest on loans	601	601	1,031	1,031
Financial Liabilities
Customer interest escrow	510	510	643	643
Notes payable secured, net	22,959	22,959	26,991	26,991
Notes payable unsecured, net	26,978	26,978	26,520	26,520
Accrued interest payable	3,158	3,158	2,533	2,533

4. Real Estate Investment Assets

During June 2020, the Company acquired two lots from a borrower in exchange for the transfer of loans secured by those lots. The Company extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on certain of the Company’s lots that were previously carried as loan receivables. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower.

The following table is a roll forward of real estate investment assets:

	December 31, 2020	December 31, 2019

Beginning balance	$–	$–
Transfers from loans	1,140	–
Additions for construction/development	41	–
Ending balance	$1,181	$–

F-12

5. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Loans receivable, gross	$50,449	$57,608
Less: Deferred loan fees	(1,092)	(856)
Less: Deposits	(1,337)	(1,352)
Plus: Deferred origination costs	353	204
Less: Allowance for loan losses	(1,968)	(235)

Loans receivable, net	$46,405	$55,369

The allowance for loan losses at December 31, 2020 was $1,968, of which $151 is related to loans without specific reserves. The Company recorded specific reserves for loans impaired due to impacts from COVID-19 of $1,532, special mention loans of $120 and impaired loans not due to impacts from COVID-19 of $165. During the year ended December 31, 2020, we incurred $72 in direct charge offs.

The allowance for loan losses at December 31, 2019 was $235, of which $230 related to loans without specific reserves. During the year ended December 31, 2019, we incurred $173 in direct charge-offs.

Commercial Construction and Development Loans

Construction Loan Portfolio Summary

As of December 31, 2020, we have 67 borrowers, all of whom borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 3% above our cost of funds for loans originated after July 1, 2018, and 2% above our cost of funds for loans originated prior to July 1, 2018. In addition, we charge a 5% loan fee. The cost of funds was 10.84% as of December 31, 2020 and the interest rate charged to most customers was 13.84%. The loans are demand loans. Most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

The following is a summary of the loan portfolio to builders for home construction loans as of December 31, 2020 and 2019:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
2020	21	67	213	$86,268	$61,714	$42,219	72	%(3)	5%
2019	21	70	241	$93,211	$65,273	$48,611	70	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

F-13

Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2020 and 2019:

Year	Number of States	Number of Borrowers	Number of Loans	Gross Value of Collateral(1)	Commitment Amount(3)	Gross Amount Outstanding	Loan to Value Ratio(2)		Interest Spread
2020	5	8	9	$11,628	$10,815	$8,230	71	%(4)	7%
2019	4	5	9	$13,007	$9,866	$8,997	69	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid. A portion of this collateral is $1,630 and $1,470 as of December 31, 2020 and 2019, respectively, of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity might be difficult to sell, which may impact our ability to recover the loan balance. In addition, a portion of the collateral value is estimated based on the selling prices anticipated for the homes.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	The commitment amount does not include letters of credit and cash bonds.

(4)	Represents the weighted average loan to value ratio of the loans.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with FASB ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

F-14

Finance Receivables – By risk rating:

	December 31, 2020	December 31, 2019

Pass	$35,544	$53,542
Special mention	3,089	2,571
Classified – accruing	–	–
Classified – nonaccrual	11,816	1,495

Total	$50,449	$57,608

Finance Receivables – Method of impairment calculation:

	December 31, 2020	December 31, 2019

Performing loans evaluated individually	$16,412	$26,233
Performing loans evaluated collectively	22,221	29,880
Non-performing loans without a specific reserve	1,518	1,467
Non-performing loans with a specific reserve	10,298	28

Total evaluated collectively for loan losses	$50,449	$57,608

At December 31, 2020 and 2019, there were no loans acquired with deteriorated credit quality.

The following is a summary of our impaired non-accrual commercial construction loans as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Unpaid principal balance (contractual obligation from customer)	$11,888	$1,495
Charge-offs and payments applied	(72)	–
Gross value before related allowance	11,816	1,495
Related allowance	(1,698)	(8)
Value after allowance	$10,118	$1,487

6. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Beginning balance	$4,916	$5,973
Additions from loans	2,118	3,352
Additions for construction/development	1,410	763
Sale proceeds	(3,697)	(4,543)
Loss on foreclosure	(54)	–
Loss on sale of foreclosed assets	(102)	(274)
Gain on foreclosure	52	203
Gain on sale of foreclosed assets	160	–
Impairment loss on foreclosed assets	(290)	–
Impairment loss on foreclosed assets due to COVID-19	(64)	(558)
Ending balance	$4,449	$4,916

F-15

7. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2020	December 31, 2019
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$22,968	$26,806
Secured line of credit from affiliates	2	-	189
Unsecured line of credit (senior)	3	500	500
EIDL advance	3	10	–
Other unsecured debt (senior subordinated)	4	1,800	1,407
Unsecured Notes through our public offering, gross	5	21,482	20,308
Other unsecured debt (subordinated)	5	2,747	4,131
Other unsecured debt (junior subordinated)	6	864	590

Total		$50,371	$53,931

The following table shows the maturity of outstanding debt as of December 31, 2020:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2021	$35,819	$12,072	$1,745	$22,002
2022	5,488	3,772	1,700	16
2023	1,370	873	389	108
2024	7,052	4,765	2,087	200
2025 and thereafter	642	-	-	642
Total	$50,371	$21,482	$5,921	$22,968

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 11% and 13% for both 2020 and 2019). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 6.25% and 7.75% as of December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the amount outstanding pursuant to the Wallach LOC was $0 and $44, respectively, and interest expense was less than $1 and $8, respectively. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

F-16

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 6.25% and 7.75% as of December 31, 2020 and 2019, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2020 and 2019. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”) of Sales, William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2020 and 2019, the amount outstanding pursuant to the Myrick LOC was $0 and $145, respectively. For the years ended December 31, 2020 and 2019, interest expense was $19 and $30, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2021, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Shuman LOC was fully borrowed as of December 31, 2020 and 2019. Interest expense was $135 and $134 for the years ended December 31, 2020 and 2019, respectively.

Line of Credit with Paul Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 9%; and
●	Automatic renewal in July 2021 and extended for 15 months.

The Swanson LOC was fully borrowed as of December 31, 2020 and 2019. Interest expense was $709 and $705 for the years ended December 31, 2020 and 2019, respectively.

New Lines of Credit

During 2020 and 2019, we entered into five line of credit agreements (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

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The total balance of the New LOC Agreements was $4,159 and $2,878 as of December 31, 2020 and 2019, respectively. Interest expense was $341 and $168 for the year ended December 31, 2020 and 2019, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $619 and $634 as of December 31, 2020 and 2019. For both years ended December 31, 2020 and 2019, interest expense was $33.

Community Loan

During June 2020, we entered into a business loan agreement with Community Bank (“Community Loan”) with the following terms:

●	Principal not to exceed $362;
●	First principal payment due July 2023;
●	Secured by certain of our foreclosed assets;
●	Interest rate at 3.8% per annum based on a year of 360 days; and
●	Due in July 2025.

The principal amount and interest expense for the Community Loan was $362 and $8 as of December 31, 2020, respectively.

London Financial

During September 2018, we entered into a Master Loan Agreement (“London Loan”) with London Financial Company, LLC (“London Financial”).

During August 2019, we sold our largest foreclosed asset with sales proceeds of $4,543 and a portion of the proceeds were used to pay off the London Loan. For the year ended December 31, 2019 interest expense was $219.

Secured Deferred Financing Costs

The Company had secured deferred financing costs of $8 and $5 as of December 31, 2020 and 2019, respectively.

F-18

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2020		December 31, 2019
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$7,981	$5,919	$13,711	$9,375
S.K. Funding	4,551	3,898	10,394	6,771

Lender
Shuman	1,916	1,325	1,785	1,325
Jeff Eppinger	2,206	1,500	1,821	1,000
Hardy Enterprises, Inc.	1,590	1,000	1,684	1,000
Gary Zentner	424	250	472	250
R. Scott Summers	1,259	847	841	628
John C. Solomon	743	563	-	-
Paul Swanson	9,381	6,685	8,377	5,824

Total	$30,051	$21,987	$39,085	$26,173

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2020 and 2019 was 10.38% and 10.56%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging from 12 to 48 months. The following table shows the roll forward of our Notes Program:

	December 31, 2020	December 31, 2019

Gross notes outstanding, beginning of period	$20,308	$17,348
Notes issued	7,691	11,127
Note repayments / redemptions	(6,517)	(8,167)

Gross Notes outstanding, end of period	21,482	20,308

Less deferred financing costs, net	(416)	(416)

Notes outstanding, net	$21,066	$19,892

The following is a roll forward of deferred financing costs:

	December 31, 2020	December 31, 2019

Deferred financing costs, beginning balance	$786	$1,212
Additions	156	365
Disposals	-	(791)
Deferred financing costs, ending balance	$942	$786
Less accumulated amortization	(526)	(370)
Deferred financing costs, net	$416	$416

F-19

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2020	December 31, 2019

Accumulated amortization, beginning balance	$370	$1,000
Additions	165	161
Disposals	(9)	(791)
Accumulated amortization, ending balance	$526	$370

Other Unsecured Debts

Our other unsecured debts are detailed below:

			Principal Amount Outstanding as of
Loan	Maturity Date	Interest Rate(1)	December 31, 2020	December 31, 2019
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Paul Swanson	March 2021	10.0%	315	1,176
Subordinated Promissory Note	October 2020	9.5%	-	563
Subordinated Promissory Note	December 2021	10.5%	146	146
Subordinated Promissory Note	April 2024	10.0%	100	100
Subordinated Promissory Note	April 2021	10.0%	174	174
Subordinated Promissory Note	August 2022	11.0%	200	200
Subordinated Promissory Note	March 2023	11.0%	169	169
Subordinated Promissory Note	April 2020	6.5%	-	500
Subordinated Promissory Note	February 2021	11.0%	600	600
Subordinated Promissory Note	Demand	5.0%	-	500
Subordinated Promissory Note	December 2022	5.0%	3	3
Subordinated Promissory Note	December 2023	11.0%	20	-
Subordinated Promissory Note	February 2024	11.0%	20	-
Subordinated Promissory Note	November 2021	9.5%	200	-
Subordinated Promissory Note	October 2024	10.0%	700	-
Subordinated Promissory Note	December 2024	10%	100	-
Senior Subordinated Promissory Note	March 2022(3)	10.0%	352	400
Senior Subordinated Promissory Note	March 2022(4)	1.0%	728	728
Junior Subordinated Promissory Note	March 2022(4)	22.5%	417	417
Senior Subordinated Promissory Note	October 2024(5)	1.0%	720	279
Junior Subordinated Promissory Note	October 2024(5)	20.0%	447	173
			$5,911	$6,628

(1) Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2) Due six months after lender gives notice.

(3) Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4) These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

(5) These notes were issued to the same holder and, when calculated together, yield a blended rate of 10% per annum.

F-20

In May 2020, the Company entered into a loan agreement (the “PPP Loan”) with LCA Bank Corporation to borrow $361 pursuant to the Paycheck Protection Program (“PPP”), created under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act. All or a portion of the loan may be forgivable, as provided by the terms of the PPP. During April 2020, the Company received a grant under the Economic Injury Disaster Loan Emergency Advance (the “EIDL Advance”) which may be used for payroll and other certain operating expenses. The EIDL Advance will reduce the forgiveness of the PPP Loan depending on certain parameters required by the CARES Act.

In November 2020, the full principal amount of the PPP loan or $361 and the accrued interest were forgiven by the U.S. Small Business Administration.

8. Redeemable Preferred Equity

Series C cumulative preferred units (“Series C Preferred Units”) are redeemable by the Company at any time, upon a change of control or liquidation, or by the investor any time after 6 years from the initial date of purchase. The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Yearly distributions of 12% of the Series C Preferred Units’ value (provided profits are available) will be made on a quarterly basis. This rate may increase if any interest rate on our public Notes offering rises above 12%. Dividends may be reinvested monthly into additional Series C Preferred Units. The Series C Preferred Units have the same preferential rights as the Series B Preferred Units as more fully described in the following note.

Roll forward of redeemable preferred equity:

	December 31, 2020	December 31, 2019

Beginning balance	$2,959	$2,385
Additions from new investment	300	300
Redemptions	-	-
Distributions	(49)	(42)
Additions from reinvestment	372	316

Ending balance	$3,582	$2,959

The following table shows the earliest redemption options for investors in Series C Preferred Units as of December 31, 2020:

Year Maturing	Total Amount Redeemable

2024	$2,924
2025	357
2026	301

Total	$3,582

9. Members’ Capital

There are currently two classes of equity units outstanding that the Company classifies as Members’ Capital: Class A common units (“Class A Common Units”) and Series B cumulative preferred units (“Series B Preferred Units”).

As of December 31, 2020, the Class A Common Units are held by eight members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 Class A Common Units outstanding at both December 31, 2020 and 2019.

F-21

The Series B Preferred Units were issued to the Hoskins Group through a reduction in a loan issued by the Hoskins Group to the Company. In December 2015, the Hoskins Group agreed to purchase 0.1 Series B Preferred Units for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision. As of December 31, 2020, and 2019, the Hoskins Group owns a total of 16.3 and 14.7 Series B Preferred Units, respectively, which were issued for a total of $1,630 and $1,470, respectively.

Both the Series B Preferred Units and the Series C Preferred Units have the same basic preferential status as compared to the Class A Common Units, and are pari passu with each other. Both Preferred Unit types include a liquidation preference and a dividend preference, as well as a 12-month recovery period for a shortfall in earnings.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

10. Related Party Transactions

The Company has two loan agreements with Daniel M. Wallach, our CEO, and his wife, pursuant to which they provide the Company with the Wallach LOC and the Wallach Trust LOC. The agreements lay out the terms under which those members can lend money to us, providing that we desire the funds and the members wish to lend. The interest rate on both the Wallach LOC and the Wallach Trust LOC generally equals prime plus 3%, as more fully described in Note 7.

The Company has a loan agreement with William Myrick, our EVP of Sales (the “Myrick LOC Agreement”), pursuant to which Mr. Myrick provides us with the Myrick LOC. The Myrick LOC Agreement lays out the terms under which Mr. Myrick can lend money to us, providing that we desire the funds and Mr. Myrick wish to lend. The rate on the Myrick LOC generally equals prime plus 3%, as more fully described in Note 7.

Two of our managers each own 1% of our Class A common units. Barbara L. Harshman, our EVP of Operations, owns 2% of our Class A common units. Mr. Myrick owns 15.3% of our Class A common units.

Mr. Wallach and his wife’s parents own 16.01 and 1.29 of our Series C Preferred Units, respectively. One of our independent managers, Gregory L. Sheldon, owns 3.80 of our Series C Preferred Units.

The Company has a Senior Subordinated Promissory Note with the parents of Mr. Wallach for $352. The interest rate on the promissory note is 10% and the lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice, as more fully described in Note 7.

One of our independent managers son is a minor participant in the Shuman LOC, which is more fully described in Note 7. In addition, Mr. Summers’ son is a lender to the Company pursuant to a New LOC Agreement, with principal not to exceed $2,000.

In September 2018, the Company sold three loans to Mr. Wallach at their gross loans receivable balance of $281, and as such, no gain or loss was recognized on the sale. Cash received was $104 and the remaining purchase price was funded through a $177 reduction in the principal balance of the line of credit extended by Mr. Wallach to the Company. The Company continued to service these loans.

In June 2019, two of the loans owned by Mr. Wallach paid off for approximately $375. Additionally, during June 2019, Mr. Wallach purchased two additional loans for approximately $286. During December 2019, Mr. Wallach sold one of his loans to Mr. Myrick for approximately $254.

In July 2020, the Company purchased two loans at cost from Mr. Wallach for approximately $198. As of December 31, 2020, no loans serviced by the Company were owned by Mr. Wallach.

In September 2018, we sold two loans to Mr. Myrick at their gross loans receivable balance of $394 and as such, no gain or loss was recognized on the sale. Cash received was $94 and the remaining purchase price was funded through a $300 reduction in the principal balance of the line of credit extended by Mr. Myrick to the Company.

F-22

In addition, during 2019 Mr. Myrick purchased two loans for approximately $456. In December 2019, Mr. Myrick purchased one loan from Mr. Wallach for approximately $254. During 2020 and 2019, one and four of Mr. Myrick’s loans paid off for approximately $245 and $765, respectively. As of December 31, 2020, no loans serviced by the Company were owned by Mr. Myrick.

The Company has issued Series B Preferred Units to the Hoskins Group, as more fully described in Note 9 – Members’ Capital.

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 9.

The Company has accepted investments under the Notes Program from employees, managers, members, and relatives of managers and members, with $4,470 outstanding at December 31, 2020. For the years ended December 31, 2020 and 2019 our investments from affiliates which exceed $120 through our Notes Program and other unsecured debt are detailed below:

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,	December 31,	December 31,	December 31,
Investor	Finance	2020	2019	2020	2020	2019
Eric A. Rauscher	Independent Manager	$475	$475	10.00%	$47	$47

Capture HD Inc., Defined Benefit Plan & Trust	Sponsor is Brother of Employee	1,000	1,000	11.00%	142	142

Wallach Family Irrevocable Educational Trust	Trustee is Member	-	294	-%	-	27

David Wallach	Father of Member	577	635	10.41%	60	66

Gregory L. Sheldon	Independent Manager	1,053	1,000	10.69%	112	105

R. Scott Summers	Son of Independent Manager	-	500	-%	-	3

Joseph Rauscher	Parent of Independent Manager	195	195	11.00%	14	21

Kenneth Summers	Independent Manager	189	189	10.79%	20	20

Schultz Family Revocable Living Trust	Trustee is Mother-in-Law of Member	132	-	10.65%	14	-

Kimberly Bedford	Employee	160	143	11.00%	16	16

Lamar Sheldon	Parent of Independent Manager	217	203	10.24%	21	17

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11. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $19,495 and $16,662 at December 31, 2020 and 2019, respectively.

12. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2020 and 2019 are as follows:

	Quarter 4	Quarter 3	Quarter 2(1)	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2020	2020	2020	2020	2019	2019	2019	2019

Net interest income (loss)	$932	$389	$(228)	$990	$1,138	$1,118	$969	$1,126
Loan loss provision	140	70	1,560	35	21	3	151	47
Net (loss) interest income after loan loss provision	792	319	(1,788)	955	1,117	1,115	818	1,079
Gain on sale of foreclosed assets	22	135	3	–	–	–	–	–
Gain on foreclosure of assets	52	–	–	–	22	86	95	–
Impairment gains on foreclosed assets	(4)	95	–	–	–	–	–	–
Gain on extinguishment of debt	361	–	–	–	–	–	–	–
SG&A expense	648	367	462	708	447	703	620	624
Depreciation and amortization	22	21	21	21	26	21	22	23
Loss on sale of foreclosed assets	16	51	–	35	–	274	–	–
Loss on foreclosure of assets	52	2	–	–	–	–	169	–
Impairment loss on foreclosed assets	241	4	91	109	282	–	27	80
Net income (loss)	$244	$104	$(2,359)	$82	$384	$203	$75	$352

(1)	During the quarter ended June 30, 2020, net interest income after loan loss provision was reduced due to COVID-19 by $1,492. In addition, the Company wrote off $469 of interest income directly related to COVID-19. During the quarter ended June 30, 2020, impairment loss on foreclosed assets of $91 was due to the impact of COVID-19.

13. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2020 and 2019:

	2020	2019
Selling, general and administrative expenses
Legal and accounting	$224	$240
Salaries and related expenses	975	1,387
Board related expenses	99	91
Advertising	85	128
Rent and utilities	52	57
Loan and foreclosed asset expenses	498	211
Travel	140	138
Other	112	142
Total SG&A	$2,185	$2,394

F-24

14. Subsequent Events

Management of the Company has evaluated subsequent events through March 11, 2021, the date these consolidated financial statements were issued.

Second Draw PPP Loan

On February 5, 2021, the Company entered into an agreement to borrow approximately $362 from LCA Bank Corporation pursuant to the Paycheck Protection Program (“PPP”), originally created under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, and extended to “second draw” PPP loans as described below. The PPP is intended to provide loans to qualified businesses to cover payroll and certain other identified costs. Funds from the loan may only be used for certain purposes, including payroll, benefits, rent, and utilities. All or a portion of the loan may be forgivable, as provided by the terms of the PPP. The loan has an interest rate of 1.0% per annum and a term of 60 months. Payments will be deferred in accordance with the CARES Act, as modified by the Paycheck Protection Program Flexibility Act of 2020; however, interest will accrue during the deferral period. If the loan is not forgiven in accordance with the terms of the program, the Company will be obligated to make monthly payments of principal and interest to repay the loan in full prior to maturity. The loan is evidenced by a promissory note, which contains customary events of default relating to, among other things, payment defaults and breaches of representations. The Company may prepay the loan at any time prior to maturity with no prepayment penalties.

Sale of Series C Cumulative Preferred Units

On February 10, 2021, the Company sold three of its Series C Cumulative Preferred Units to two joint investors, for the total price of $300.

F-25